# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Phoenix Education Partners, Inc., CIK 0001600222
CUSIP: 718968100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4035 S. Riverpoint Parkway, Phoenix, Arizona (AZ), 85040
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002085244

## Reporting persons
- TVG-I-E-AEG Holdings, LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,935,463; sole dispositive power 0; shared dispositive power 4,935,463; aggregate amount beneficially owned 4,935,463 (13.84% of the class)
  Comment: (1) Reflects shares of Phoenix Education Partners, Inc. held directly by TVG-I-E-AEG Holdings, LP (the "Vistria Stockholder"). Vistria-AEG GP, LLC ("Vistria GP") is the general partner of the Vistria Stockholder and Adnan A. Nisar is the sole manager of Vistria GP. The Vistria Group, LP ("Vistria LP") is the sole member of Vistria GP. The Vistria Group, LLC is the general partner of Vistria LP and Harreld N. Kirkpatrick III and Martin H. Nesbitt are the sole members of The Vistria Group, LLC. Messrs. Kirkpatrick, Nesbitt and Nisar each may be deemed to have voting and dispositive control of the shares of the Issuer's common stock held by the Vistria Stockholder. Messrs. Kirkpatrick, Nesbitt and Nisar disclaim beneficial ownership of the reported securities, except to the extent of their pecuniary interest therein, if any.
  
  (2) The denominator of the fraction upon which this percentage is calculated is based on 35,652,963 shares of common stock outstanding as reported on the Issuer's Form 10-K filed on November 20, 2025.
- Vistria-AEG GP, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,935,463; sole dispositive power 0; shared dispositive power 4,935,463; aggregate amount beneficially owned 4,935,463 (13.84% of the class)
  Comment: (1) See Note 1 to the Cover Page for TVG-I-E-AEG Holdings, LP.
  
  (2) See Note 2 to the Cover Page for TVG-I-E-AEG Holdings, LP.
- Adnan A. Nisar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,935,463; sole dispositive power 0; shared dispositive power 4,935,463; aggregate amount beneficially owned 4,935,463 (13.84% of the class)
  Comment: (1) See Note 1 to the Cover Page for TVG-I-E-AEG Holdings, LP.
  
  (2) See Note 2 to the Cover Page for TVG-I-E-AEG Holdings, LP.

## Item 1. Issuer
Name of issuer: Phoenix Education Partners, Inc.
Address of issuer's principal executive offices: 4035 S. Riverpoint Parkway, Phoenix, Arizona 85040

## Item 2. Person Filing
Name of person filing:
(i) TVG-I-E-AEG Holdings, LP;
(ii) Vistria-AEG GP, LLC;
(iii) Adnan A. Nisar
Address of principal business office or, if none, residence:
300 E. Randolph Street
Suite 3850
Chicago, IL 60601
Citizenship:
(i) TVG-I-E-AEG Holdings, LP: Delaware;
(ii) Vistria-AEG GP, LLC: Delaware;
(iii) Adnan A. Nisar: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(i) TVG-I-E-AEG Holdings, LP: 4,935,463;
(ii) Vistria-AEG GP, LLC: 4,935,463;
(iii) Adnan A. Nisar: 4,935,463
Percent of class:
(i) TVG-I-E-AEG Holdings, LP: 13.84%;
(ii) Vistria-AEG GP, LLC: 13.84%;
(iii) Adnan A. Nisar: 13.84%
Sole power to vote or to direct the vote:
(i) TVG-I-E-AEG Holdings, LP: 0;
(ii) Vistria-AEG GP, LLC: 0;
(iii) Adnan A. Nisar: 0
Shared power to vote or to direct the vote:
(i) TVG-I-E-AEG Holdings, LP: 4,935,463;
(ii) Vistria-AEG GP, LLC: 4,935,463;
(iii) Adnan A. Nisar: 4,935,463
Sole power to dispose or to direct the disposition:
(i) TVG-I-E-AEG Holdings, LP: 0;
(ii) Vistria-AEG GP, LLC: 0;
(iii) Adnan A. Nisar: 0
Shared power to dispose or to direct the disposition:
(i) TVG-I-E-AEG Holdings, LP: 4,935,463;
(ii) Vistria-AEG GP, LLC: 4,935,463;
(iii) Adnan A. Nisar: 4,935,463

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1. Joint Filing Agreement

## Signatures
- TVG-I-E-AEG Holdings, LP: /s/ Adnan A. Nisar, Adnan A. Nisar/Sole Manager of Vistria-AEG GP, LLC, the general partner of TVG-I-E-AEG Holdings, LP (01/15/2026)
- Vistria-AEG GP, LLC: /s/ Adnan A. Nisar, Adnan A. Nisar/Sole Manager (01/15/2026)
- Adnan A. Nisar: /s/ Adnan A. Nisar, Adnan A. Nisar (01/15/2026)